BHP BILLITON
CLIMATE CHANGE POLICY

OVERVIEW

BHP Billiton believes that the risks of climate change associated with increasing greenhouse gas concentrations in the atmosphere need to be addressed through accelerated action. The actions should aim to stabilise concentrations at levels guided by the research of the United Nations Intergovernmental Panel on Climate Change. Behavioural change, innovation and technological progress are necessary to achieve stabilisation in a manner consistent with meeting natural resource and energy needs. Building on our earlier efforts, we will take action within our own businesses and work with governments, industry and other stakeholders to address this global challenge and find lasting solutions consistent with our goal of Zero Harm.

Our actions focus on four areas:

1.   Understanding emissions from the full life cycle of our products.

2.   Improving the management of energy and greenhouse gas emissions across our businesses.

3.   Committing US$300 million over the next five years to support low emissions technology development, internal energy excellence projects and encourage emissions abatement by our employees and our local communities.

4.   Using our technical capacity and our experience to assist governments and other stakeholders on the design of effective and equitable climate change policies including market-based mechanisms such as emissions trading.

BHP BILLITON'S ACTION PLAN

1.   Increase understanding of life cycle emissions of our products

It is essential that we understand the sources, scope and extent of greenhouse gas emissions associated with our activities:

- We will continue transparent public reporting of our emission profile, including our emissions from production activities, the use of our fossil fuel products by our customers, and the actions we undertake to manage and mitigate emissions.

- We will work with experts to improve our understanding of the full life cycle of our products and strategies for effectively reducing greenhouse gas emissions from their production and use.

2.   Improve management of energy and greenhouse gas emissions from production

Some of our businesses are among the most energy efficient in the world. We build on this leading practice within the Group, using external standards of excellence, to continually improve energy and greenhouse gas management at our sites. Emissions abatement and energy saving considerations are built into our decision-making processes, through:

- **Business excellence** – Our business excellence systems promote and share leading practice and innovation in energy and operational efficiency to deliver savings in emissions and costs.

- **Group targets** – We have set energy and greenhouse gas emissions intensity reduction targets of 13 and 6 per cent respectively for the Group over the period 2006-2012.

- **Site based plans and targets** – Every site is required to have a greenhouse gas and energy management plan, including targets that are incorporated into their business plans with associated monitoring and reporting.

- **Carbon pricing** – We require carbon pricing sensitivity analysis to be undertaken in capital decisions on assets of US$100 million or more or those that emit greater than 100,000 tonnes of CO_2 equivalent per annum.

- **Market trading** – We trade emissions reduction instruments as a means of managing our emissions exposure and assisting our customers to manage their exposures.

- **Project-based emissions reductions** – We will continue to pursue external projects and other opportunities that deliver tangible reductions in greenhouse gas emissions and generate credits.

3. **Working collaboratively with customers, communities and employees to reduce emissions and support internal emissions reduction projects, we will commit US$300 million over the period 2008-2012 to:**

- Support industry research, development and demonstration of low emissions technologies including collaborative research dedicated to accelerating the commercial uptake of technologies such as carbon capture and geosequestration.

- Provide capital funding for internal energy projects with a greenhouse gas emissions reduction component that might not otherwise be competitive within our normal capital allocation processes.

- Support the efforts of our employees and our local communities to reduce their emissions.

4. **Progressing climate change policy within our sphere of influence**

Policy makers have a particularly important role in encouraging actions by all stakeholders and ensuring a fair distribution of the costs of emissions reduction. BHP Billiton is working with governments and other stakeholders on the development of policies that provide the necessary incentives and tools for effective, equitable abatement, including:

- Policies aimed at accelerating the cost effective reduction of emissions.

- Support for market-based mechanisms, provided that the measures are efficient, broad-based (geographically and cross-industry sectors) and are progressively introduced.

Chip Goodyear
Chief Executive Officer

June 2007